SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-51856

NOTIFICATION OF LATE FILING

(Check One):                                 Form 10-K    Form 20-F   ☑ Form 11-K       Form 10-Q    Form 10-D    Form N-SAR
 Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
 ☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:	Newport Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust
Former name if applicable:
Address of principal executive office (Street and Number):	100 Bellevue Avenue
City, state and zip code:	Newport, Rhode Island 02840

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of the Newport Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”).  The Plan is unable to timely file its Form 11-K because the Summary Annual Report is not yet available.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Bruce A. Walsh	(401)	847-3696 ext. 1627
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes ☐ No

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Newport Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2010	By:/s/ Bruce A. Walsh
Bruce A. Walsh
Senior Vice President and Chief Financial Officer